UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

_________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 6, 2017 titled “GeoPark Announces Record Certified 2P Oil and Gas Reserves of 143 MMBOE – valued at NPV10 of $1.9 Billion”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES RECORD CERTIFIED 2P OIL AND GAS RESERVES

OF 143 MMBOE - VALUED AT NPV10 OF $1.9 BILLION

IN COLOMBIA: 2P RESERVES INCREASED 45% TO 67.4 MMBOE WITH AN

NPV10 OF $1 BILLION, EQUIVALENT TO NET DEBT ADJUSTED NPV10 OF $10.2 PER SHARE

Santiago, Chile – February 6, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced its independent oil and gas reserves assessment, certified by DeGolyer and MacNaughton (D&M), under PRMS methodology, as of December 31, 2016.

All figures are expressed in US Dollars. Definitions of terms used herein, are provided in the Glossary on page 10.

Year-End 2016 D&M Certified Reserves and Company Highlights

•	Per Share Value: Net debt adjusted 2P NPV10 increased by 19% to $23.6 per share, mainly resulting from increased net debt adjusted 2P NPV10 in Colombia (up 112%) to $10.2 per share

•	PDP Reserves: Net proven developed producing (PDP) reserves increased 12% (by 2.1 MMBOE) to 19.4 MMBOE, with a PDP reserve replacement index (RRI) of 126%

•	1P Reserves: Net proven (1P) reserves increased 10% (by 7.1 MMBOE) to 78.3 MMBOE, with 1P reserve life index (RLI) of 9.5 years and a 1P RRI of 187%. Total NPV10 of 1P reserves increased by $228 million (up 26%) to $1.1 billion

•	2P Reserves: Net proven and probable (2P) reserves increased 14% (by 17.5 MMBOE) to 142.8 MMBOE, with a 2P RLI of 17.4 years and a 2P RRI of 312%. Total NPV10 of 2P reserves increased by $241 million (up 15%) to $1.9 billion

•	Colombia 2P Reserves: Net 2P reserves in Colombia increased 45% (by 20.9 MMBOE) to 67.4 MMBOE with a 2P RLI of 11.8 years and a 2P RRI of 468%. Total NPV10 of 2P reserves in Colombia increased by $351 million (up 54%) to $1.0 billion

•	F&D Costs: Net finding and development costs (F&D Costs) for 2016 were $2.9 per boe on a 1P basis and $1.7 per boe on a 2P basis, including F&D Costs for Colombia of $1.8 per boe on a 1P basis and $0.9 per boe on a 2P basis, following unaudited capital expenditures in 2016 of $44 million for the total Company, and $25 million in Colombia

James F. Park, Chief Executive Officer of GeoPark, said: “Oil and gas reserves are up. Total asset value is up. Per share value is up. Costs are down. Opportunities are expanding. Coming out of two years of industry turbulence, our important certified gains demonstrate the strength and quality of our people, assets and plan to be able to continuously create and deliver big value across our rich asset portfolio in any price environment. A salute to our relentless team for adding another impressive year to a proud track record of finding oil and gas and increasing reserves every year since our founding in Latin America nearly 15 years ago. GeoPark can look forward to a meaningful and rewarding 2017, with one of the most compelling new land-based oil plays in Latin America today - our Tigana/Jacana fields in Colombia - and backed by a forceful drilling and work program this year across our high potential project inventory.”

2016 Year-End D&M Certified Reserves Summary

Consolidated:

GeoPark engaged D&M to carry out an independent appraisal of GeoPark’s reserves as of December 31, 2016 covering 100% of GeoPark’s assets in Colombia, Chile, Brazil and Peru.

As of December 31, 2016, and following oil and gas production of 8.2 MMBOE in 2016, D&M certified 2P net reserves of 142.8 MMBOE (composed of 80% oil and 20% natural gas). By country, 47% were in Colombia, 27% in Chile, 22% in Peru and 4% in Brazil.

GeoPark reserve additions in 2016 were primarily generated from a successful drilling program that expanded the size of the Tigana/Jacana oil field complex in Llanos 34 Block (GeoPark operated with 45% WI) in Colombia. The oil price assumptions used in the 2016 reserve report average $65 per barrel over the next five years and $82-$90 per barrel long term, lower than the $70 per barrel five year and $100 per barrel long term oil price used in the 2015 report.

Country	Reserves Category	December 2016 (MMBOE)	% Oil	December 2015 (MMBOE)	% Change
Colombia	1P	40.4	100%	32.2	+25%
	2P	67.4	100%	46.5	+45%
	3P	94.9	100%	58.2	+63%
Chile	1P	13.9	50%	13.5	+3%
	2P	38.3	39%	41.8	-8%
	3P	73.2	29%	90.1	-19%
Brazil	1P	5.4	1%	6.7	-19%
	2P	5.6	1%	6.9	-19%
	3P	5.9	1%	7.1	-17%
Peru[a]	1P	18.6	100%	18.8	-1%
	2P	31.5	100%	30.2	+4%
	3P	60.8	100%	59.1	+3%
Total	PDP	19.4	63%	17.3	+12%
(D&M Certified)	PDNP	9.6	100%	6.8	+41%
	PUD	49.3	88%	47.1	+5%
	1P	78.3	83%	71.2	+10%
	2P	142.8	80%	125.3	+14%
	3P	234.8	75%	214.6	+9%

a)	Certified reserves in Peru were incorporated in 2016, following GeoPark's closing of the acquisition of a 75% working interest in the Morona Block

2

2P D&M Net Certified Reserves Growth (MMBOE)

Analysis by Business Segment

Colombia:

After record production of 5.7 MMBOE in 2016 (up 19% compared to 2015), GeoPark’s 2P D&M certified reserves in Colombia increased by 45% to 67.4 MMBOE compared to 2015. This increase is mainly the result of net additions of 26.6 MMBOE (100% oil) of 2P reserves related to the expansion of the Jacana oil field in the Llanos 34 Block (GeoPark operated with 45% WI), partially offset by 2016 production.

The table below sets forth GeoPark’s Colombian D&M certified net oil reserves by category as of December 31, 2016, as compared to the previous year:

Reserves Category	December 2016 (MMBOE)	% Oil	December 2015 (MMBOE)	% Change
PDP	11.4	100%	8.6	+33%
PUD	29.0	100%	23.6	+23%
1P	40.4	100%	32.2	+25%
2P	67.4	100%	46.5	+45%
3P	94.9	100%	58.2	+63%

For each barrel of oil extracted in Colombia, 2.4 barrels of 1P reserves were added, resulting in a 1P RRI of 244%. For each barrel of oil extracted, 4.7 barrels of 2P reserves were added, resulting in a 2P RRI of 468%. The 1P RLI increased to 7.1 years (6.8 years in 2015) while 2P RLI increased to 11.8 years (9.7 years in 2015).

As of December 31, 2016, D&M has certified 2P gross reserves of 128 MMBBL in the Tigana/Jacana oil field complex in the Llanos 34 Block, including approximately 40 future development drilling locations (2P gross). The Llanos 34 Block represented 92% of GeoPark’s Colombian 2P D&M certified reserves as of December 31, 2016.

3

GeoPark’s 2017 work program is focused on the Llanos 34 Block in Colombia with an expected investment of $60-65 million and the drilling of 15-20 gross wells to continue developing and appraising low risk, high return, quick cash flow cycle projects in the Tigana/Jacana oil field complex to determine the full extent of the oil accumulation.

Chile:

After production of 1.4 MMBOE in 2016, GeoPark’s 2P reserves in Chile decreased by 8% to 38.3 MMBOE compared to 2015.

The table below details GeoPark’s Chilean D&M certified net oil and natural gas reserves by category as of December 31, 2016, compared to the previous year:

Reserves Category	December 2016 (MMBOE)	% Oil	December 2015 (MMBOE)	% Change
PDP	2.7	31%	2.0	+35%
PUD	11.2	54%	11.5	-3%
1P	13.9	50%	13.5	+3%
2P	38.3	39%	41.8	-8%
3P	73.2	29%	90.1	-19%

For each barrel of oil equivalent extracted in Chile, 1.3 barrels of 1P reserves were added, resulting in a 1P RRI of 129%. The 1P RLI increased to 9.9 years compared to 9.6 years in 2015.

Total 2P and 3P reserves decreased by 8% and 19%, to 38.3 MMBOE and 73.2 MMBOE, respectively, due to reserve reductions in the Fell Block (GeoPark operated with a 100% WI) mainly due to technical revisions and the impact of lower oil prices on some marginal fields.

The Fell Block represented 99% of GeoPark’s Chilean 2P D&M certified reserves and consisted of 39% oil and 61% gas.

GeoPark’s 2017 work program in Chile, with an expected investment of $10-12 million and the drilling of 4 wells (including 2 exploration wells), is focused on gas development opportunities and operations optimization in the Fell Block.

Brazil:

After production of 1.1 MMBOE in 2016, GeoPark’s 2P reserves in Brazil decreased 19% to 5.6 MMBOE compared to 2015.

The table below sets forth GeoPark’s Brazilian D&M certified net natural gas and condensate reserves by category as of December 31, 2016, as compared to the previous year:

Reserves Category	December 2016 (MMBOE)	% Condensate	December 2015 (MMBOE)	% Change
PDP	5.4	1%	6.7	-19%
PUD	0.0	0%	0.0	0%
1P	5.4	1%	6.7	-19%
2P	5.6	1%	6.9	-19%
3P	5.9	1%	7.1	-17%

4

There were no reserve additions in Brazil in 2016. Production and lower gas price assumptions resulted in a 19% decrease to 2P reserves.  The 2P RLI decreased to 5.2 years compared to 5.8 years in 2015.

The Manati Field (GeoPark non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian D&M certified reserves and consists of 99% gas.

GeoPark’s 2017 work program in Brazil, with an expected investment of $5-7 million, includes the drilling of 2-3 onshore exploration wells in the Reconcavo and Potiguar Basins (GeoPark operated with 100% WI), 3D seismic reprocessing and minor maintenance activities in the Manati Field.

Peru:

In October 2014, GeoPark executed an agreement with Petróleos del Perú S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block (GeoPark operated with a 75% WI) located in northern Peru covering an area of 1.9 million acres in the Marañon Basin. The transaction was granted final Peruvian Government approval and closed in December 2016.

The table below details GeoPark’s D&M certified net oil reserves in Peru by category as of December 31, 2016:

Reserves Category	December 2016 (MMBOE)	% Oil	December 2015 (MMBOE)	% Change
PDNP	9.6	100%	6.8	+41%
PUD	9.0	100%	12.0	-25%
1P	18.6	100%	18.8	-1%
2P	31.5	100%	30.2	+4%
3P	60.8	100%	59.1	+3%

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (which tested approximately 2,400 and 5,200 bopd) and by 3D seismic.

GeoPark’s 2017 work program in Peru will focus on environmental impact studies, local community and permitting activities with a target to undertake Situche field testing activities in 2018-2019.

Argentina:

GeoPark has not recognized any reserves in Argentina in 2016. GeoPark’s 2017 work program in Argentina, with an expected investment of $5-7 million, is focused in the Neuquen Basin and targets the drilling of one exploration well on the CN-V Block (GeoPark operated with a 50% WI), and 7 exploration wells in the Sierra del Nevado and Puelen blocks (non-operated with a 18% WI).

5

D&M Net Certified Reserves Change by Country

The following table shows the net change in 2P D&M certified net reserves by country from December 31, 2015 to December 31, 2016:

(MMBOE)	Colombia	Chile	Brazil	Peru	Total
2P Net Reserves as of Dec. 31, 2015	46.5	41.8	6.9	30.2	125.3
Production 2016	-5.7	-1.4	-1.1	0.0	-8.2
Net Additions	26.6	-2.1	-0.2	1.3	25.7
Acquisitions	0.0	0.0	0.0	0.0	0.0
2P Net Reserves as of Dec. 31, 2016	67.4	38.3	5.6	31.5	142.8

D&M Certified Reserve Net Present Value Summary

The table below sets forth GeoPark’s D&M certified NPV10 by country and by category of certified reserves as of December 31, 2016, as compared to the previous year:

Country	Reserves Category	NPV10 2016 ($ MM)	NPV10 2015 ($ MM)
Colombia	1P	642	447
	2P	1,006	655
	3P	1,371	839
Chile	1P	157	142
	2P	399	478
	3P	679	1,040
Brazil	1P	78	84
	2P	81	87
	3P	85	92
Peru	1P	242	217
	2P	401	425
	3P	773	936
Total	1P	1,119	891
(D&M Certified)	2P	1,887	1,646
	3P	2,908	2,906

6

GeoPark's NPV10 of 1P, 2P and 3P reserves increased relative to 2015 figures, despite a decrease in the average price forecast. The price assumptions used to estimate feasibility of PRMS reserves and NPV10 in 2016 and 2015 D&M reports are detailed in the table below:

Oil Price	2016	2017	2018	2019	2020	2021	2022	2023	2024 and thereafter
2016 Reserves Report	-	57	63	67	72	75	78	80	82-90
2015 Reserves Report	40	50	60	70	80	90	100	100	100

Total D&M Certified Future Net Revenue (Undiscounted and Discounted)

The table below sets forth D&M best estimate of GeoPark’s Future Net Revenue (undiscounted and discounted at a 10% rate) and its unit value per boe, by country and by category of certified reserves as of December 31, 2016:

(MM$)	Oil and Gas Revenues	Royalties	Operating Costs	Future Development Capital and Abandonment Costs	Income Tax	Future Net Revenue after tax	Future Net Revenue after tax discounted at 10%	Unit Value after tax discounted at 10% ($/BOE)
Colombia
1P	2,038	181	324	94	479	958	642	15.9
2P	3,536	512	449	174	799	1,603	1,006	14.9
3P	5,216	890	548	230	1,180	2,368	1,371	14.4

Chile
1P	629	28	190	149	35	226	157	11.3
2P	1,674	71	396	383	122	703	399	10.4
3P	3,040	121	589	696	244	1,389	679	9.3

Brazil
1P	217	23	56	16	25	96	78	14.4
2P	225	24	56	16	27	101	81	14.5
3P	234	24	56	16	29	107	85	14.4

Peru
1P	1,626	83	449	236	262	598	242	13.0
2P	2,812	163	616	471	477	1,084	401	12.7
3P	5,644	426	591	1,059	1,084	2,483	773	12.7

Total
1P	4,510	315	1,019	495	801	1,878	1,119	14.3
2P	8,247	770	1,517	1,044	1,425	3,491	1,887	13.2
3P	14,134	1,461	1,784	2,001	2,537	6,347	2,908	12.4

7

Net Present Value per Share by Country

The table below sets forth GeoPark’s net present value after tax discounted at a 10% rate per share, by country of certified 2P reserves as of December 31, 2016 and 2015.

2P NPV10 per share increased by 15% to $28.4, mainly resulting from increased value per share in Colombia (+53%) following a 45% increase in 2P reserves. As a result, net debt Adjusted 2P NPV10 per share increased by 19% to $23.6 from $19.8 in 2015.

2016 Net Present Value per Share	Colombia	Chile	Brazil	Peru	Total
2P NPV10 2016 ($ Million)	1,006	399	81	401	1,887
Non-controlling Interest[a] ($ Million)	-104	-80	-	-	-184
Subtotal ($ Million)	902	319	81	401	1,703
Shares Outstanding (Million)	60	60	60	60	60
($/Share)	15.0	5.3	1.4	6.7	28.4

2015 Net Present Value per Share	Colombia	Chile	Brazil	Peru	Total
2P NPV10 2015 ($ Million)	655	478	81	425	1,645
Non-controlling Interest[a] ($ Million)	-71	-96	-	-	-167
Subtotal ($ Million)	584	382	87	425	1,478
Shares Outstanding (Million)	60	60	60	60	60
($/Share)	9.8	6.4	1.4	7.1	24.8

Net Debt Adjusted 2P NPV10 per Share	Total 2016	Total 2015	% Change
2P NPV10 2016 ($ Million)	1,887	1,645
Non-controlling Interest[a] ($ Million)	-184	-167
Subtotal ($ Million)	1,703	1,478
Shares Outstanding (Million)	60	60
($/Share)	28.4	24.8	+15%
Net Debtb/Share ($/Share)	-4.8	-5.0
Net Debt Adjusted 2P NPV10 /Share ($/Share)	23.6	19.8	+19%

a)	Non-controlling interest refers to LGI participation in Chilean and Colombian subsidiaries. Estimates of LGI non-controlling interest in Colombia are calculated considering an initial 20% stake at the Colombian subsidiary level, subsequently reduced to 8%, following LGI recovering its initial investment in accordance with the terms of the existing agreements

b)	Net debt adjusted 2P NPV10 per share is shown on a consolidated basis. Net debt is calculated considering unaudited Financial Debt of $359 million, less unaudited $73 million of Cash and Cash Equivalents as of December 31, 2016

8

OTHER NEWS / RECENT EVENTS

Reporting Date for 4Q2016 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2016 and Annual 2016 financial results on Tuesday, March 7, 2017 after the market close.

In conjunction with 4Q2016 results press release, GeoPark’s management will host a conference call on March 8, 2017 at 10:00 am (Eastern Standard Time) to discuss these 4Q2016 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 66557648

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

Dolores Santamarina – Investor Manager	dsantamarina@geo-park.com
Buenos Aires, Argentina
T: +54 11 4312 9400

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co	kmarkovich@sardverb.com
New York, USA
T: +1 (212) 687-8080

9

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
BOE	Barrels of oil equivalent (6,000 cf gas per bbl of oil equilavent)
BOEPD	Barrels of oil equivalent per day
BOPD	Barrels of oil per day
Certified Reserves	Refers to net reserves independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton (“D&M”)
F&D Costs	Finding and development costs, calculated as the unaudited capital expenditures in 2016 divided by the applicable net reserves additions before changes in Future Development Capital
MBOED	Thousands of Barrels of oil equivalent per day
MMBOED	Millions of Barrels of oil equivalent per day
MMBBL	Millions of Barrels of oil
MCFPD	Thousands of standard cubic feet per day
MMCFPD	Millions of standard cubic feet per day
NPV10	Net Present Value after tax discounted at 10% rate
PDNP	Proven Developed Non-Producing Reserves
PDP	Proven Developed Producing Reserves
PUD	Proven Undeveloped Reserves
sqkm	Square kilometers
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein includes fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

10

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary, from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including 2017 work program, NPV10 and NPV10/share estimations, estimated future revenues and oil price forecast. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: February 6, 2017